UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      National Discount Brokers Group, Inc.

                          -----------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01

                          -----------------------------
                         (Title of Class of Securities)


                                   635646 102

                          -----------------------------
                                 (CUSIP Number)


Please send all notices                       with copies to:
and communications to                         Cleary, Gottlieb, Steen & Hamilton
DB U.S. Financial Markets                     One Liberty Plaza
Holding Corporation                           New York, New York 10006
c/o Deutsche Bank AG New York Branch          Attention: Janet L. Fisher, Esq.
31 West 52nd Street, New York, NY 10019                  212-225-2472
Attention: General Counsel
           212-469-5000

     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                                  June 15, 2000

                  --------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 635646 102
         -----------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Deutsche Bank AG

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) |_|
         (b) |_|

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*
         WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                          |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

                               7  SOLE VOTING POWER
    NUMBER OF SHARES              N/A
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON         8  SHARED VOTING POWER
      WITH                        3,419,582

                               9  SOLE VOTING POWER
                                  N/A

                              10  SHARED DISPOSITIVE POWER
                                  3,419,582

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,419,582+

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.3%++

     14  TYPE OF REPORTING PERSON*

         HC, BK, CO

+ Included in this figure are the securities held by DB U.S. Financial Markets Holding Corporation on the following cover page.

++ Included in this percentage are the securities held by DB U.S. Financial Markets Holding Corporation on the following cover page.

                                  SCHEDULE 13D
CUSIP No. 635646 102
          ----------

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         DB U.S. Financial Markets Holding Corporation, IRS identification number 13-313-1103

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) |_|
         (b) |_|

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         AF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                          |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

   NUMBER OF SHARES            7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY             N/A
 EACH REPORTING PERSON
       WITH                    8   SHARED VOTING POWER
                                   3,350,000

                               9   SOLE DISPOSITIVE POWER
                                   N/A

                              10  SHARED DISPOSITIVE POWER
                                  3,350,000

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,350,000

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        |_|

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.0%

     14  TYPE OF REPORTING PERSON*

         CO

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank AG ("DBAG") and DB U.S. Financial Markets Holding Corporation ("DBUS") and, together with DBAG, the "Reporting Persons") hereby amend their
Schedule 13D Statement dated June 26, 2000 (the "Schedule 13D"), relating to the Common Stock, $.01 par value (the "Common Stock"), of National Discount Brokers Group, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

     Item 5. Interest in Securities of the Issuer.
             ------------------------------------

             Item 5 is hereby amended and restated in its entirety as follows:

             (a) & (b) As of June 15, 2000, the aggregate number of securities beneficially owned by DBUS is 3,350,000. This represents 16.0% of the Issuer's outstanding securities. DBUS shares voting and dispositive power over all 3,350,000 shares with its parent company, DBAG. As of June 15, 2000, DBAG owns an additional 18,700 shares of the Issuer through its indirect wholly owned subsidiary Deutsche Bank Securities, Inc. and 50,882 shares of the Issuer through its indirect wholly owned subsidiary Bankers Trust Company. In the aggregate, this represents 0.3% of the Issuer's outstanding securities.

             (c) Except for the transaction described herein, there were no transactions effected in the past sixty days in this class of securities by DBUS or DBAG.

             (d) The Reporting Persons affirm that no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Persons.

             (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2000

                                       DEUTSCHE BANK AG


                                       By: /s/ Dieter Eisele
                                           --------------------------------
                                           Name: Dieter Eisele
                                           Title: Global Head of Compliance


                                       By: /s/ Christoph Kirschhofer
                                           --------------------------------
                                           Name: Christoph Kirschhofer
                                           Title: Director

                                  Exhibit Index
                                  -------------


1.  Consent of DB U.S. Financial Markets Holding Corporation.

                                                                       Exhibit 1

            Consent of DB U.S. Financial Markets Holding Corporation
            --------------------------------------------------------

     The undersigned agrees that the Schedule 13D executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and DB U.S. Financial Markets Holding Corporation pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  July 6, 2000



                                 DB U.S. FINANCIAL MARKETS HOLDING CORPORATION


                                 By: /s/ James O. Wilhelm
                                     ---------------------------------------
                                 Name:  James O. Wilhelm
                                 Title: Assistant Secretary